Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Ownership

MenQ Technology Group Limited	British Virgin Islands	100%
Wisegate International Limited	British Virgin Islands	100%
Clever Aim Development Limited	Hong Kong	100%
MenQ International Limited	Hong Kong	100%
MenQ Technology Limited	People’s Republic of China	100%